September 8, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3651
Attention:  Lyn Shenk, Branch Chief

Re:	Schawk, Inc.
File No. 001-09335
Form 10-K for the fiscal year ended December 31, 2009 Schedule 14A filed April 20, 2010

Dear Mr. Shenk:

This letter is to confirm the Staff’s agreement to extend until September 30, 2010 the time in which Schawk, Inc. will respond to the Staff’s September 7, 2010 comment letter with respect to the above-referenced filings.

Thank you for your consideration.

cc: Christopher G. Barrett
Vedder Price P.C.